FORM 6-K
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                        Report of Foreign Private Issuer

                        Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934




For the month of May 2004

Commission File Number 333-7182-01

                                   CEZ, a. s.

      ---------------------------------------------------------------------
                 (Translation of registrant's name into English)


                                c/o Duhova 2/1444
                                 140 53 Prague 4
                                 Czech Republic

      ---------------------------------------------------------------------
                    (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                      Form 20-F. X       Form 40-F.
                                ---               ---

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                Yes         No X
                                    ---       ---

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

The following information was filed by CEZ, a. s. in Czech language with the Prague Stock Exchange as required by its rules and regulations:


   Proposal of Board of Directors for Amendment to Articles of Association of
                                   CEZ, a. s.

            (document for ordinary general meeting on June 17, 2004)


                           Art. 5 - Scope of Business

In Art. 5(1), a new trade license - copying work - shall be added under letter
q1); the text of the whole provision shall therefore be:
"q1) copying work."


                       Art. 13 - General Meeting's Powers

In Art. 13(1)(d), the conjunction "and" after the word "Association" shall be deleted and the text "and of rules for the providing of non-entitlement benefits to members of the company's supervisory board" shall be added at the end of the sentence, and the text of the whole provision shall therefore be:

"d) election and removal of members of the supervisory board, except for members elected and removed by employees pursuant to the provisions of the legal rules and regulations and these Articles of Association, approval of agreements on incumbency of members of the supervisory board and of rules for the providing of non-entitlement benefits to members of the company's supervisory board,"

In Art. 13(1)(m), the current text shall be deleted and the following text shall be inserted:
"m) decisions on company's investment plans exceeding, in each case, one third of the own capital as stated in the most recent ordinary consolidated financial statements and decisions on granting consent to the board of directors with disposal of company's assets in the event that the book value of such assets in each such case in one accounting period exceeds one third of the own capital as stated in the most recent ordinary consolidated financial statements.


In Art. 13(1), letter v) shall be deleted and the current letter w) shall be changed to the letter v).


Art. 18 - General Meeting's Rules of Procedure

In Art. 18(10), the current text shall be deleted and the following text shall be inserted: "Voting on the items of the agenda of the general meeting shall be taken after the general meeting has been informed of all submitted proposals; firstly, the board of directors' proposals shall be voted on; secondly, supervisory board's proposals shall be voted on; thirdly, proposals and counterproposals submitted by shareholders shall be voted on in the order of their submission. Once a submitted proposal is approved, no other proposals or counterproposals contradicting the approved proposal shall be voted on".

                Art. 19 - Board of Directors' Position and Powers


In Art. 19(7)(f), part of the sentence, "the Organizational Rules of CEZ, a. s., based on discussing the same within the framework of the supervisory board", shall be deleted, and the text of the whole provision shall therefore be:
"f) approve and amend the Signing Rules of CEZ, a. s., and - with the approval of the relevant trade union body - the Working Regulations of CEZ, a. s.,"


In Art. 19(7), letter g) shall be deleted and the remaining provisions, letters
h) to j), shall be changed to letters g) to i)


In Art. 19(7)(i) (now letter h)), the words "the general manager and other" shall be deleted, and the text of the whole provision shall therefore be:
"h) appoint and recall managers of the company pursuant to the provisions of
Article 27 of the Labor Code,"


In Art. 19(8), letter c) shall be deleted


Art. 19(8)(g) (now letter f)) shall be modified grammatically; the word "medium-term" shall be inserted, the word "obligations" shall be replaced with the word "operations", and now the text of the whole provision shall be:
"f) approval of long-term and medium-term loans or borrowings and of other long-term financial operations of the company, provided that this arises from the Signing Rules of CEZ, a. s.,"


In Art. 19(8), letter l) shall be deleted


In Art. 19(8), letter n) shall be deleted


In Art. 19(8), the letters d), e), f), g), h), i), j), k) and m) shall be replaced with the letters c), d), e), f), g), h), i), j) and k)


In Art. 19, new sections 9, 10, 11, with the following text, shall be inserted after section 8:

"9. The board of directors shall request the prior consent of the supervisory board for the implementation of its decisions listed as follows:

     a) regarding the acquisition, disposal, pledge or lease of the company's property, the book value of which property in each case exceeds CZK 500,000,000 (in words: five hundred million Czech crowns),

     b) regarding the company's investment projects, the value of which exceeds CZK 500,000,000 (in words: five hundred million Czech crowns),

     c) regarding the acquisition, disposal, or pledge of the company's stake in another legal entity, if the company's stake in such entity exceeds, or would as a result of such act exceed, 33% of the registered capital of such a legal entity, and the acquisition, disposal, or pledge of a stake in another legal entity, if the value of such a stake in each case exceeds CZK 500,000,000 (in words: five hundred million Czech crowns), including legal entities based outside the Czech Republic,

     d) regarding the issuing of any guarantees by the company for any obligations of third parties exceeding in each case CZK 200,000,000 (in words: two hundred million Czech crowns),

     e)   regarding the transfer and pledge of the company's own shares,

     f) regarding the persons to be members of the supervisory boards of companies in which the company has a stake in the registered capital exceeding CZK 500,000,000 (in words: five hundred million Czech crowns). The supervisory board can also issue a decision by which it shall reserve the right to be asked for such prior consent in the case of companies in which the company's stake in the registered capital does not exceed CZK 500,000,000 (in words: five hundred million Czech crowns),

     g) regarding choice of auditor for the ordinary, extraordinary and consolidated financial statements and regarding the drafts of agreements with such auditor,

     h) regarding disposal of real estate, if in the given case the market value or appraisal value exceeds CZK 100,000,000 (in words: one hundred million Czech crowns),

     i) regarding the acceptance of long-term and medium-term loans or other borrowings and other long-term financial operations, with the exception of hedging operations, exceeding CZK 500,000,000 (in words: five hundred million Czech crowns),

     j) regarding the issuance of bonds with the exception of those the issuance of which requires the consent of the general meeting pursuant to Article 160 of the Commercial Code,

     k)   regarding other cases pursuant to law.

10. The board of directors shall submit the following issues to the supervisory board for discussion and shall request the supervisory board's opinion on the following issues:

     a)   approval of and amendments to the Organizational Rules of CEZ, a.s.,

     b) approval of rules for the creation and use of a company social fund and other company funds, in accordance with the law and herewith,

     c) appointment and compensation of the chief executive director and directors that are employees of the company,

     d)   proposals of annual investment and operating budgets,

     e) proposals of significant changes in the organizational structure of the company,

     f) proposals of the company's business plans within the business plan approved by the company's general meeting,

     g) proposals for the signing of agreements for the acquisition, disposal, zastaveni or lease of the company's property, if the book value of such an operation exceeds CZK 200,000,000 (in words: two hundred million Czech crowns). The supervisory board may also issue a decision by which it shall reserve the right to discuss and issue an opinion with respect to proposals for the signing of an agreement for the acquisition, disposal and pledge or lease of the company's property in cases when the book value of such an operation does not exceed CZK 200,000,000 (in words: two hundred million Czech crowns),

     h) promoting the drawing up of business plans and financial plans of controlled entities with registered capital exceeding CZK 500,000,000 (in words: five hundred million Czech crowns) (in accordance with the law and the foundation documents of the controlled entities),

     i) all proposals submitted by the board of directors to the general meeting for its decision or information. In the case of proposals that the board of directors must submit to the general meeting under law, it shall suffice for the board of directors to inform the supervisory board.


11. The board of directors shall inform the supervisory board of matters that include the following:

     a) approving the Working Regulations of CEZ, a. s., and the Signing Rules of CEZ, a. s.,

     b) approving the Election Rules of CEZ, a. s., for the election of supervisory board members elected by the employees,

     c) the drawing of funds from the reserve fund, d) increases in the registered capital pursuant to Article 35,

     e) long-term purchase agreements with electricity distributors, if the agreed duration of such agreements is at least one year,

     f) principles for collective bargaining and the company's wage policy, g) price proposals submitted to the regulation authority, h) documents for materials submitted to the Cabinet of the Czech Republic,

     i) the intention to establish a company or association of legal entities or to acquire a stake in another legal entity, as well as the intention to dissolve a company or an association of legal entities or to sell the company's stake in another legal entity, if the value of the company's existing or anticipated stake in each case exceeds CZK 500,000,000 (in words: five hundred million Czech crowns) or a 33% share of the registered capital (in the case of companies),

     j) investment projects and the realization thereof, k) the development of receivables and debts past maturity, l) the monthly developments in the company's economic situation,

     m) the course and results of the meetings of the company's board of directors."


In Art. 19, section 9 shall be renumbered as section 12, and the phrase "report of the board of directors pursuant to Article 66a(9) of the Commercial Code," shall be inserted after the word "profits", so that the text of the whole provision shall be:

"12. Always on or before May 15 of each calendar year, the board of directors shall submit to the supervisory board for review the proposed ordinary financial statement and the proposals for distribution of profits, report of the board of directors pursuant to Article 66a(9) of the Commercial Code, method of payment, and maturity of dividends, amounts of royalties, and proposals for coverage of the company's losses."


             Art. 20 - Number of Directors and Their Terms of Office


In Art. 20(1), the words "the trade licensing act" shall be replaced with the words "Act No. 455/1991 Coll., on trade licenses (Trade Licensing Act), as amended," and the text of the whole provision shall therefore be: "1. The board of directors shall consist of five members. Only an individual person of at least 18 years of age, fully qualified to take legal acts, impeccable pursuant to the provisions of Act No. 455/1991 Coll., on trade licenses (Trade Licensing
Act), as amended, in respect of which no fact exists that would constitute an obstruction to its trade operation or incumbency pursuant to the provisions of
Article 31a of the Commercial Code, may become a director."

In Art. 20(3), the word "vice-chairman" shall be deleted, and the text "two vice-chairmen " shall be inserted; the text of the whole provision shall therefore be:
"3. The board of directors shall elect the board of directors' chairman and two vice-chairmen from among its members."


In Art. 20(6), the words "supervisory board" shall be inserted five times instead of the words "board of directors", and the text of the whole provision shall be: "6. A director may resign from its office at any time by virtue of a written statement delivered to the board of directors or supervisory board. Each such resignation shall be discussed by the supervisory board. The office of such director shall be terminated as of the date on which the supervisory board discussed or was to discuss such notice of resignation. The supervisory board shall be obliged to discuss such resignation at its subsequent meeting held after the delivery of such notice. Should a director submit its resignation from the office at a meeting of the supervisory board, its incumbency shall be terminated upon the expiration of two months after such notice, unless the supervisory board approves another date for termination of the office of such director upon such director's request."


    Art. 23 - Board of Directors' Working Commissions, Teams, and Committees


In Art. 23, section 2 shall be deleted.


                Art. 24 - Supervisory Board's Position and Powers


In Art. 24(1), the current text shall be deleted and the text "The supervisory board is the company's supervisory body. The supervisory board shall supervise the exercise of powers of the board of directors and conductance of the company's business. No proxy may be appointed to represent a member of the supervisory board in its office." shall be inserted. The text of the whole provision of this section shall therefore be:
"1. The supervisory board is the Company's supervisory body. The supervisory board shall supervise the exercise of powers of the board of directors and conductance of the company's business. No proxy may be appointed to represent a member of the supervisory board in its office."


In Art. 24(5), letter g) shall be deleted, and new letters b) and j) shall be inserted. The current letters b), c), d), e) and f) shall be changed to c), d),
e), f) and g). The text of the new letters b) and j) shall be as follows:
"b) monitor the manner in which the board of directors is exercising ownership rights in legal entities in which the company has a stake," and "j) approve rules for the providing of non-entitlement benefits to company directors pursuant to Article 194(1) of the Commercial Code."

In Art. 24(5)(b) (now c)), the words "report of the board of directors pursuant to Article 66a(9) of the Commercial Code" shall be inserted after the word "losses", and the text of the whole provision shall therefore be:
"c) review the ordinary, extraordinary, consolidated, or, as the case may be, interlocutory financial statements, proposals for distribution of profits, including the determination of the amount and method of dividend and royalty payments, or proposals for coverage of losses, report of the board of directors pursuant to Article 66a(9) of the Commercial Code, and submit its opinions to the general meeting,",


In Art. 24(5)(h), the words "pursuant to Article 27 hereof" shall be added at the end of the sentence, and the text of the whole provision shall therefore be:
"h) elect and recall members of the board of directors pursuant to Article 27 hereof",


In Art. 24(5)(i), the words "pursuant to Article 194(1) of the Commercial Code," shall be added at the end of the sentence, and the text of the whole provision shall therefore be:
"i) approve agreements on incumbency of directors pursuant to Article 194(1) of the Commercial Code."


In Art. 24, sections 6 and 7 shall be revised significantly, and in their place, new sections 6, 7, 8 and 9, with the following text, shall be inserted:

"6. The supervisory board grants the board of directors prior consent for the implementation of the following decisions:

     a) regarding the acquisition, disposal, pledge or lease of the company's property, the book value of which property in each case exceeds CZK 500,000,000 (in words: five hundred million Czech crowns),

     b) regarding the company's investment projects, the value of which exceeds CZK 500,000,000 (in words: five hundred million Czech crowns),

     c) regarding the acquisition, disposal, or pledge of the company's stake in another legal entity, if the company's stake in such entity exceeds, or would as a result of such act exceed, 33% of the registered capital of such a legal entity, and the acquisition, disposal, or pledge of a stake in another legal entity, if the value of such a stake in each case exceeds CZK 500,000,000 (in words: five hundred million Czech crowns), including legal entities based outside the Czech Republic,

     d) regarding the issuance of any guarantees by the company for any obligations of third parties exceeding in each case CZK 200,000,000 (in words: two hundred million Czech crowns),

     e)   regarding the transfer and pledge of the company's own shares,

     f) regarding the persons to be members of the supervisory boards of companies in which the company has a stake in the registered capital exceeding CZK 500,000,000 (in words: five hundred million Czech crowns). The supervisory board may also reserve the right to be asked for such prior consent in the case of companies in which the company's stake in the registered capital does not exceed CZK 500,000,000 (in words: five hundred million Czech crowns),

     g) regarding choice of auditor for the ordinary, extraordinary and consolidated financial statements and regarding the drafts of agreements with such auditor,

     h) regarding disposal of real estate, if in the given case the market value or appraisal value exceeds CZK 100,000,000 (in words: one hundred million Czech crowns),

     i) regarding the acceptance of long-term and medium-term loans or other borrowings and other long-term financial operations, with the exception of hedging operations, exceeding CZK 500,000,000 (in words: five hundred million Czech crowns),

     j) regarding the issuance of bonds with the exception of those the issuance of which requires the consent of the general meeting pursuant to Article 160 of the Commercial Code,

     k)   regarding other cases pursuant to law.


7. The supervisory board shall discuss and provide the board of directors with its opinions with respect to:

     a)   approval of and amendments to the Organizational Rules of CEZ, a.s.,

     b) approval of rules for the creation and use of a company social fund and other company funds, in accordance with the law and herewith,

     c) appointment and compensation of the chief executive officer and directors that are employees of the company,

     d)   proposals of annual investment and operating budgets,

     e) proposals of significant changes in the organizational structure of the company,

     f) proposals of the company's business plans within the business plan approved by the company's general meeting,

     g) proposals for the signing of agreements for the acquisition, disposal, zastaveni or lease of the company's property, if the book value of such an operation exceeds CZK 200,000,000 (in words: two hundred million Czech crowns). The supervisory board may also issue a decision by which it shall reserve the right to discuss and issue an opinion with respect to proposals for the signing of an agreement for the acquisition, disposal and pledge or lease of the company's property in cases when the book value of such an operation does not exceed CZK 200,000,000 (in words: two hundred million Czech crowns),

     h) promoting the drawing up of business plans and financial plans of controlled entities with registered capital exceeding CZK 500,000,000 (in words: five hundred million Czech crowns) (in accordance with the law and the foundation documents of the controlled entities), i) all proposals submitted by the board of directors to the general meeting for its decision or information. In the case of proposals that the board of directors must submit to the general meeting under law, it shall suffice for the board of directors to inform the supervisory board.

8. The supervisory board shall have the right to be informed by the board of directors with regard to issues that shall include:

     a) approval of the Working Regulations of CEZ, a. s., and the Signing Rules of CEZ, a. s.,

     b) approval of the Election Rules of CEZ, a. s., for the election of members of the supervisory board elected by the employees,

     c)   drawing of funds from the reserve fund,

     d)   increases in the registered capital pursuant to Art. 35,

     e) long-term purchase agreements with electricity distributors, if the agreed duration of such agreements is for at least one year,

     f) principles for collective bargaining and the company's wage policy, g) price proposals submitted to the regulation authority, h) podkladech for materials submitted to the Cabinet of the Czech Republic,

     i) the intention to establish a company or an association of legal entities or to acquire a stake in another legal entity, as well as the intention to dissolve a company or association of legal entities or to sell the company's stake in another legal entity, if the value of the company's existing or anticipated stake in each case exceeds CZK 500,000,000 (in words: five hundred million Czech crowns) or 33% of the share of the registered capital (in the case of companies),

     j) investment projects and the realization of the same, k) the development of receivables and debts past maturity, l) the monthly developments in the company's economic situation,

     m) the course and results of the meetings of the company's board of directors.


9. The supervisory board shall review the board of directors' report on relations among related parties, and shall inform the general meeting regarding such review and of its opinion."


In Art. 24, section 8 shall be renumbered as section 10.

    Art. 25 - Number of Supervisory Board's Members and Their Terms of Office

In Art. 25(1), the words "the trade licensing act" shall be replaced with the words "Act No. 455/1991 Coll., on trade licenses (Trade Licensing Act), as amended," and the text of the whole provision shall therefore be:

"1. The supervisory board shall consist of twelve members. The members of the supervisory board may not become the members of the board of directors or holders of procuration. Only an individual person of at least 18 years of age, fully qualified to take legal acts, impeccable pursuant to the provisions of Act No. 455/1991 Coll., on trade licenses (Trade Licensing Act), as amended, in respect of which no fact exists that would constitute an obstruction to its trade operation or incumbency pursuant to the provisions of Article 31a of the Commercial Code, may become a member of the supervisory board."


           Art. 27 - Supervisory Board's Meetings and Decision-Making

In Art. 27(2), the current text shall be deleted and the following text shall be inserted: "2. The procedure of the supervisory board shall be governed by the supervisory board's rules of procedure adopted by the supervisory board. The supervisory board's rules of procedure shall be adopted or amended by a majority of votes of all its members. In the case of decisions regarding the election as directors of persons in respect of which there exists a fact that constitutes an obstruction to its operation of a trade or incumbency pursuant to Article 31a(1) of the Commercial Code, or regarding the confirmation of the election of such persons, the supervisory board's decisions shall require at least a two-thirds majority of the votes of all supervisory board members."

              Art. 28 - Supervisory Board Committees" (new article)

After Art. 27, a new Art. 28, with the following text, shall be inserted:

                                   "Article 28
                          Supervisory Board Committees

1. The supervisory board may, within the scope of its powers, set up certain committees (the "supervisory board committees"), in particular an audit committee. Only members of the supervisory board may be members of a committee.

2. Members of the supervisory board committees shall be elected and removed from office by the supervisory board. The term of office of a member of a supervisory board committee shall be one year, unless the respective member of a supervisory board committee ceases to be a member of the supervisory board prior to such time; in such case, the term of office of the respective member of the supervisory board committee shall end as of such earlier date.

3. Each of the supervisory board committees shall elect a chairman, as well as a vice-chairman to stand in for the chairman during the chairman's absence.

4. Supervisory board committees shall convene as needed, but at least 1x per quarter.

5. Meetings of supervisory board committees shall be convened by the chairman of the committee, or its vice-chairman during the chairman's absence, or another authorized member of the supervisory board committee.

6. For each of the supervisory board committees, a quorum is constituted if all of the members of such committee have been invited in due manner to the meeting of such committee, and provided that a majority of all of the members of such committee is present at the meeting.

7. The passing of a decision by each of the supervisory board committees requires approval by a majority of all of its members.

8. Minutes shall be taken with respect to the meetings of supervisory board committees, such minutes being signed by the chairman, vice-chairman or other authorized member of the committee. The minutes shall include the opinions of the minority of members, if such members request that such opinion be included. The minutes must be kept on file for the entire duration of the company's existence.

9. Details regarding the rules of the meetings of the supervisory board committees shall be set out in rules of procedure of each of the supervisory board committees, such rules of procedure to be approved by the supervisory board."

Art. 28 to 40 shall be renumbered as Art. 29 to 41.

Art. 28 (now Art. 29) - Conditions for Incumbency in Company's Bodies, Remuneration and Royalties for Company's Bodies' Members

In Art. 28 (now 29), a new section 6, with the following text, shall be inserted:
"6. The company may, in accordance with the law, provide directors and members of the supervisory board with other benefits besides remuneration and royalties, in accordance with the rules for the providing of non-entitlement benefits to members of the supervisory board approved by the general meeting pursuant to Art. 13(1)(d) hereof, and pursuant to the rules for the providing of non-entitlement benefits to directors approved by the supervisory board pursuant to Art. 24(5)(j) hereof."

                 Art. 32 (now Art. 33) - Reserve Fund and Others

In Art. 32 (now Art. 33) section 3, the text "ss. 161d(2 - 4)" shall be replaced with the text "ss. 161d(2 to 4)", and the text of the whole provision shall therefore be:
"3. The company shall also be obliged to create a reserve fund in cases set forth in Articles 161d and 161f of the Commercial Code. The procedure shall be applied that is set forth under Article 161d (2) to (4) of the Commercial Code".

             Art. 33 (now Art. 34) - Increase in Registered Capital

In Art. 33 (now Art. 34), section 2, the text "ss. 202 - 209a" shall be replaced with the text "ss. 202 to 210", and the text of the whole section shall therefore be:
"2. The company's registered capital may be increased in all manners permissible pursuant to the provisions of Articles 202 through to 210, and Article 216c of the Commercial Code."

In Art. 33 (now Art. 34), in the first clause of section 3, the text "ss. 202 - 209a" shall be replaced with the text "ss. 202 to 210", and the text of the whole first clause shall therefore be:
"3. In its increase in the registered capital, the company shall observe the provisions contained in Articles 202 to 210 of the Commercial Code, while also observing the following rules:"

In Art. 33 (now Art. 34) section 3(b), the text "ss. 202(2 - 4)" shall be replaced with the text "ss. 202(2 to 4)", and the text of the whole provision shall therefore be:
"b) in the notice of the general meeting, the requisites specified in Article 14
(5) shall be included as well as requisites specified in Article 202 (2) to (4) of the Commercial Code,".

            Art. 34 (now Art. 35) - Increase in Registered Capital by
                             the Board of Directors

In Art. 34 (now Art. 35), new sections 2 and 3, with the following text, shall be inserted:

"2. The authorization to increase the registered capital may be granted for a maximum period of five years from the date of the general meeting at which the decision was made to grant the authorization for the increase in the registered capital.

3. The authorization must state the nominal value, form, type of shares that are to be issued for the increase in registered capital. The board of directors may, within the scope of the authorization, increase the registered capital one or more times, provided the aggregate amount of the increase in the registered capital does not exceed the limit set under section 1 of this Article."

                                   Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                                           CEZ, a. s.

                                                 -------------------------------
                                                          (Registrant)

Date:  May 25, 2004

                                                 By: /s/ Libuse Latalova
                                                    ----------------------------
                                                         Libuse Latalova
                                                 Head of Finance Administration